SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

  Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 13, 2007

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS SECOND QUARTER EARNINGS

Northern Orion recorded net earnings of $24,369,000 ($0.16 basic earnings per share) for the three months ended June 30, 2007 (“Q2 2007”) compared with net earnings of $32,828,000 ($0.22 basic earnings per share) for the three months ended June 30, 2006 (“Q2 2006”).  During the six months ended June 30, 2007, net earnings were $33,894,000 ($0.22 basic earnings per share) compared to $54,297,000 ($0.36 basic earnings per share) for the first six months of 2006.

Highlights for the second quarter of 2007 are as follows:

•

The Company’s share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) from Alumbrera was $29,492,000 ($0.19 per share) compared to $56,327,000 ($0.37 per share) for Q2 2006.

•

Equity earnings from Alumbrera were $19,277,000 ($0.13 per share) in Q2 2007, compared to $37,876,000 ($0.25 per share) for Q2 2006.

•

Average realized copper price was $3.66 per pound and average realized gold price was $661 per ounce in Q2 2007 ($4.44 and $608 in Q2 2006 respectively).

•

Q2 2007 copper and gold production improved over Q1 2007 production as higher copper and gold grades and recoveries were realized in Q2 2007.

•

The Company’s share of Alumbrera sales in Q2 2007 was 12,246,000 pounds of copper and 16,988 ounces of gold (15,576,000 pounds and 24,653 ounces in Q2 2006 respectively).

•

During the quarter, the Company’s wholly-owned subsidiary, Minera Agua Rica, submitted the Environmental and Social Impact Assessment Report for the development of its Agua Rica copper/gold/molybdenum development project to the Province of Catamarca, Argentina.

•

At June 30, 2007, the Company had a cash position of $237,207,000.

•

On July 19, 2007, the Company entered into a definitive agreement with Yamana Gold Inc. (“Yamana”) whereby Yamana will acquire all of the issued and outstanding securities of the Company on the basis of 0.543 of a Yamana share plus Cdn.$0.001 in cash for each Northern Orion share, subject to the requirement that Yamana acquire at least 66⅔% of the issued and outstanding common shares of Meridian Gold Inc., calculated on a fully-diluted basis.

Teleconference call details

Northern Orion will host a telephone conference call on Tuesday 14 August 2007 at 7:00 a.m. Pacific (10:00 a.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.

The conference call will be archived for later playback until August 21, 2007 and can be accessed by dialing 1-800-319-6413 or 1-604-638-9010 and using the passcode 8157#.

Results of Operations for the three and six months ended June 30, 2007

The following table sets forth selected consolidated financial information for the three and six months ended June 30, 2007 and 2006 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations	2007		First half
	2007	2006	2007	2006
Equity earnings of Minera Alumbrera Ltd.	$19,277	$37,876	$27,208	$59,285
Expenses
Foreign exchange gain	6,002	27	6,946	17
Office and administration	(698)	(665)	(1,445)	(1,321)
Professional and consulting	(355)	(548)	(866)	(1,054)
Property maintenance and exploration	(653)	(421)	(1,268)	(464)
Settlement of lawsuit	--	(500)	--	(500)
Business combination transaction costs	(325)	--	(325)	--
Stock-based compensation	(1,074)	(5,165)	(1,074)	(5,165)
Interest and other income	2,788	2,224	5,311	3,499
Earnings before income taxes	24,962	32,828	34,487	54,297
Provision for income taxes	(593)	--	(593)	--
Net earnings for the period	$24,369	$32,828	$33,894	$54,297
Earnings per share - basic	$0.16	$0.22	$0.22	$0.36
Earnings per share - diluted	$0.13	$0.18	$0.19	$0.30
Weighted average shares outstanding ('000s)
Basic	154,041	151,599	153,626	150,494
Diluted	182,523	181,062	180,386	179,081

Alumbrera operations

During the three months ended June 30, 2007, the Company recorded equity earnings of $19,277,000, a 49% decrease from the same period in 2006.  The decrease is primarily due to the planned lower copper and gold grades mined, lower copper and gold recoveries, lower realized copper prices and higher royalty expenses in Q2 2007 compared to Q2 2006.  These factors are described in greater detail below.

The average copper grade mined in Q2 2007 was 0.55% compared to 0.61% in Q2 2006.  Recoveries of copper were also lower compared to Q2 2006 as a result of stockpile blending and processing of high gypsum content material in 2007. Both the lower copper grades and the lower recoveries led to a 13% decrease in copper production during Q2 2007 compared to Q2 2006.

The average gold grade for Q2 2007 was 0.61 grams per tonne (“g/t”) compared to 0.77 g/t in Q2 2006.  This, combined with lower gold recoveries for the same reasons as lower copper recoveries, resulted in a decrease in gold production of 26% in Q2 2007 compared to Q2 2006.

Average realized copper and gold prices in Q2 2007 were 18% lower and 9% higher, respectively, than for the same period in 2006.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a rising copper price environment which was experienced in late Q1 and early Q2 2007, these provisional adjustments on certain sales recognized during the previous two quarters resulted in a realized price of $3.66 per pound of copper during Q2 2007, slightly higher than the average spot price of $3.47 per pound for the period.

The following is a summary of Northern Orion’s 12.5% proportional share of Alumbrera’s operations for the three and six months ended June 30, 2007 and 2006:

Table 2

Company's 12.5% proportional share of Alumbrera operations

		2007			2006
	Q2	Q1	First half	Q2	Q1	First half
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)
EBITDA (1)	$29,492	$12,954	$42,446	$56,327	$32,655	$88,982
Equity earnings	$19,277	$7,931	$27,208	$37,876	$21,409	$59,285
EBITDA, per share (1)	$0.19	$0.08	$0.28	$0.37	$0.22	$0.59
Equity earnings, per share	$0.13	$0.05	$0.18	$0.25	$0.14	$0.39
Sales - Copper (pounds)	12,246,000	10,092,000	22,338,000	15,576,000	11,160,000	26,736,000
Gold (ounces)	16,988	13,330	30,318	24,653	17,170	41,823
Average realized price
Copper ($ per pound)	$3.66	$2.97	$3.35	$4.44	$3.25	$3.94
Gold ($ per ounce)	$661	$652	$657	$608	$577	$595
Copper cash costs per pound,	$0.89	$1.30	$1.07	$0.32	$(0.05)	$0.17
net of gold credits (1)
Key production statistics
Ore mined (tonnes)	831,000	835,000	1,666,000	850,000	789,000	1,639,000
Ore milled (tonnes)	1,195,000	1,216,000	2,411,000	1,158,000	1,103,000	2,261,000
Grades - Copper (%)	0.55	0.49	0.52	0.61	0.63	0.62
Gold (grams/tonne)	0.61	0.54	0.57	0.77	0.76	0.77
Recoveries - Copper (%)	83	82	83	89	89	89
Gold (%)	72	69	70	79	77	78
Production - Copper (pounds)	12,120,000	10,870,000	22,990,000	13,945,000	13,586,000	27,531,000
Gold (ounces)	16,930	14,416	31,346	22,823	20,756	43,579

(1) These are non-GAAP measures as described below.

Cash costs per pound of copper net of gold credits increased from $0.32 in Q2 2006 to $0.89 in Q2 2007.  Part of the increase was due to an increase in royalties commencing in May 2006.  In May 2006, Alumbrera started to accrue for royalties payable to Yacimientos Mineros de Agua de Dionisio (“YMAD Royalty”), a quasi-government mining company which owns and administers all mining prospects in the Farallon Negro district, the region which includes the Alumbrera Mine.  Under a royalty agreement put in place prior to project construction, the YMAD Royalty is equal to 20% of net proceeds after capital recovery and certain other adjustments including changes in working capital, and is payable in the fiscal year following the one in which positive net proceeds are realized.  The YMAD Royalty obligation increases if a significant distribution to the Alumbrera shareholders is made.  During Q1 2007, Alumbrera made a $400 million distribution to its shareholders (of which the Company’s share is $50 million).  As a result, a large YMAD Royalty expense was recognized in Q1 2007.  During Q2, decreases in Alumbrera’s working capital, as a result of tax payments and a further shareholder distribution, also generated a significant YMAD Royalty obligation.  The YMAD Royalty is in addition to a royalty which the Alumbrera Mine already pays to the Province of Catamarca.

In late March 2007, adverse weather conditions in the Santa Fe province in Argentina resulted in widespread flooding which damaged a section of the rail line used by Minera Alumbrera to transport its concentrate to the port.  As a result, one shipment scheduled for late March was delayed until April, and shipments scheduled in April were delayed until May, causing Minera Alumbrera to declare “force majeure” on these deliveries.  The rail line was repaired in late April allowing Minera Alumbrera to lift the “force majeure” declaration.  Production at the mine site has not been affected by the floods.

Alumbrera currently has a molybdenum flotation circuit under construction which will be used to produce a separate molybdenum concentrate for sale.  The circuit is expected to come on line as scheduled later in the third quarter of 2007.

Alumbrera Non-GAAP Measures

The Company believes that conventional measures prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a liquidity non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 3

Company's 12.5% proportionate share
(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)		2007			2006
	Q2	Q1	First half	Q2	Q1	First half
EBITDA Calculation
Revenues from mining activities	$51,615	$34,755	$86,370	$76,302	$42,008	$118,310
Cost of sales	(11,703)	(9,295)	(20,998)	(12,145)	(6,528)	(18,673)
Royalties	(10,420)	(12,506)	(22,926)	(7,830)	(2,825)	(10,655)
EBITDA	$29,492	$12,954	$42,446	$56,327	$32,655	$88,982
Interest, taxes,
depreciation and amortization	(10,215)	(5,023)	(15,238)	(18,451)	(11,246)	(29,697)
Equity earnings of Alumbrera	$19,277	$7,931	$27,208	$37,876	$21,409	$59,285
Cash cost calculation
Gold sales in ounces	16,988	13,330	30,318	24,653	17,170	41,823
Average realized price per ounce	$661	$652	$657	$608	$577	$595
Total gold revenues	$11,229	$8,691	$19,919	$14,989	$9,907	$24,885
Cash cost of sales	22,123	21,801	43,924	19,975	9,353	29,328
Net costs after gold credits	10,894	13,110	24,005	4,986	(554)	4,443
Copper sales in pounds	12,246,000	10,092,000	22,338,000	15,577,000	11,159,000	26,736,000
Cash cost per pound of copper	$0.89	$1.30	$1.07	$0.32	$(0.05)	$0.17

Cash costs net of gold credits increased to $0.89 per pound of copper in Q2 2007 from $0.32 per pound in Q2 2006.  The primary cause for the increase is the introduction of the YMAD Royalty in May 2006 as described above.  In addition, costs of production have also increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.   In Q2 2006, gold credits contributed to a lower cash cost as gold sales were high for that quarter.

Agua Rica

In October 2006, the Company received a Feasibility Study Update (“FSU”) on its 100% owned Agua Rica copper-gold-molybdenum project.  The FSU, which assumed the development of the Agua Rica deposit on an independent basis, indicated that Agua Rica was technically feasible and economically viable and could be developed as a long life copper-gold-molybdenum mine with a low cost of copper production and significant by-product credits.  Key results of the FSU, which was prepared by Hatch Ltd. and Amec, are available on www.sedar.com.

In June 2007, Minera Agua Rica, the Company’s wholly-owned subsidiary, submitted the Environmental and Social Impacts Assessment Report on its Agua Rica project to the Province of Catamarca, Argentina.  The ESIA, which outlines the economic and employment benefits to the local communities in accordance with updated international guidelines, is the final submission required to receive the operating permit for mine development.  The process to receive the development permit is estimated to take 8 to 12 months.

During Q2 2007, the Company incurred cash expenditures of $4,432,000 on advancing the Agua Rica project, which included the completion of the ESIA as well as basic engineering studies.  For the six months ended June 30, 2007, these cash expenditures totalled $9,972,000.

Corporate

Corporate expenses in the three and six months ended June 30, 2007 were generally in line with the same period in 2006 except for the following items:

A foreign exchange gain of $6,002,000 was recorded in Q2 2007 as a result of the Company holding approximately 37% of its cash balances in Canadian dollars at June 30, 2007 while the Canadian dollar strengthened during the quarter.  The U.S. dollar to Canadian dollar exchange rate stood at 1.1546 at March 31, 2007 and dropped to 1.0654 at June 30, 2007.  The foreign exchange gain is net of foreign exchange losses of $1,097,000 resulting from holding Canadian dollar liabilities.  A smaller foreign exchange gain was recorded in Q1 2007.  No significant foreign exchange gains or losses were incurred in the first two quarters of 2006.

Property maintenance and exploration of $653,000 in Q2 2007 (Q2 2006 – $421,000) included expenditures of $542,000 (Q2 2006 – $375,000) for general exploration on the Company’s properties in the provinces of Mendoza and Neuquén in Argentina.  Prior to the first quarter of 2006, exploration costs were not significant.  The Company commenced a regional exploration program in these areas during the third quarter of 2006.

In Q2 2007, the Company incurred transaction costs of $325,000 in connection with the business combination arrangement with Yamana Gold Inc. announced on July 19, 2007.  These costs, which include legal, accounting, and shareholder meeting costs, are expected to increase in Q3 2007.

Interest and other income increased from $2,224,000 in Q2 2006 to $2,788,000 in Q2 2007, due to the Company’s average cash balances increasing by approximately 35% compared to Q2 2006, and due to interest rates rising by about 40 basis points over the past 12 months.  In Q2 2006, interest and other income included a gain on sale of marketable securities of $401,000.  At June 30, 2007, $850,000 in interest receivable was included in other receivables on the balance sheet.

Liquidity, Capital Resources and Outlook

At June 30, 2007, the Company had working capital of $237,232,000 (December 31, 2006 – $176,761,000) and cash and cash equivalents of $237,207,000 (December 31, 2006 – $178,956,000).  Cash balances were up in 2007 mainly due to total cash distributions of $55,000,000 received from the Alumbrera mine in the first half of 2007, cash of $4,055,000 received from the exercise of warrants in March 2007, and interest income generated by these cash balances.  The Company had no long-term debt at June 30, 2007, other than asset retirement obligations and royalty and net proceeds interest payable.

Copper prices have rebounded strongly and gold prices have increased since December 31, 2006.  The Company anticipates that copper and gold prices will remain strong through the remainder of 2007.  For the second half of 2007, the mine plan at Alumbrera calls for the mining of zones that are of overall slightly higher copper grades (average – 0.57%) as that achieved in during the first half of 2007 (average – 0.52%), and higher gold grades (average – 0.73 g/t) as compared to the first half of 2007 (average – 0.57 g/t).  Recovery rates for the remainder of 2007 for copper and gold are expected to be slightly higher than those achieved in the first half of 2007.  The following graphs show the actual and estimated grades and recoveries for copper and gold for each of the quarters in 2007:

The information above is subject to change and is subject to the risk factors described in the Company’s MD&A for the year ended December 31, 2006.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to nine years, which, along with the Company’s current cash balances, could provide a significant part of the equity necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.

If so, over the long-term, the Company will be required to obtain additional funding either through the public or private sale of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  There can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

Regardless of the completion of the Company’s business combination arrangement with Yamana Gold Inc., the Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970 or info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 13, 2007

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer